

Mail Stop 4720

January 25, 2017

Kent Townsend
Chief Financial Officer
Capitol Federal Financial, Inc.
700 South Kansas Avenue
Topeka, KS 66603

> **Re:** **Capitol Federal Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 29, 2016**
> **File No. 001-34814**

Dear Mr. Townsend:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 6. Selected Financial Data, page 41

1. We note the current presentation of Return on average assets, Return on average equity, Net interest margin, and Average interest rate spread, adjusted to exclude the effects of the company's daily leverage strategy, appears to attach undue prominence to those non-GAAP measures. Please revise the disclosure to present, with equal or greater prominence, the most directly comparable GAAP measures. Refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 with any questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services